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                            Filed by Sun Microsystems, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                          Subject Company: Cobalt Networks, Inc.
                                                    Commission File No.: 0-24360



SUN MICROSYSTEMS CONFERENCE CALL SCRIPT
CONFERENCE CALL September 19, 2000 8 a.m., PST


8:00 AM CON CALL STARTS

JOHN LOIACONO:

Good afternoon and welcome to the Sun press and analyst conference call. I'd like to thank you all for joining us today.

My name is John Loiacono, and I am a Senior Vice President and Chief Marketing Officer of Sun.

During this conference call we will make projections or other forward-looking statements regarding a proposed transaction and the transactional expectations and effects on earnings resulting from the transaction. Such statements are predictions only and involve risks and uncertainties such that actual results may differ materially. Please refer to Sun's periodic reports that are filed from time to time with the Securities and Exchange Commission (including the Company's form 10-K for the fiscal year ended June 30, 1999 and Forms 10-Q for the fiscal quarters ended September 26, 1999, December 26, 1999, and March 26, 2000 ) and to the registration statement and other documents to be filed with the Securities and Exchange Commission in connection with the transaction to be discussed. These documents contain or will contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements.

Let me introduce everyone present in the room today:

o    Ed Zander, President and Chief Operating Officer of Sun.

o    Stephen DeWitt, President and CEO of Cobalt

o Mike Lehman, Executive Vice President of Corporate Resources, and Chief Financial Officer

o    John McFarlane, Executive Vice President of the Network Service Provider
     Group

o    Jonathan Schwartz, Senior Vice President, Corporate Strategy and Planning

We'll have a few minutes of prepared remarks from Ed, and Steve, followed by a Q&A session with the team.

So now I'll turn the call over to Ed Zander.

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ED ZANDER:

Thank you and good afternoon. Today we're pleased to announce an agreement in which Sun will acquire Cobalt, a leading supplier of server appliances.

Under the terms of the agreement, Sun common stock and options with a value of approximately $2.0 billion will be exchanged for all of the outstanding shares and options of Cobalt. This acquisition will be accounted for as a purchase and is expected to be completed during Sun's second quarter of fiscal 2001, which ends December 31, 2000.

Six years ago, Sun started to architect and enable what we refer to as the Service-Driven Network. The building blocks have included powerful servers, high-capacity data storage systems, and a growing list of software solutions, including Solaris, Java, Jini, iPlanet e-commerce applications, and Forte development tools.

Today is about adding another key component to this architecture. It is about the expansion of the service provider model. The ability to provide services to customers that are easy-to-use, reliable and economical through something called a server appliance.

Server Appliance products are simple and cost-effective devices that function as engines for the delivery of network-based services. Much like your television or your telephone, these appliances simply plug-in and perform specific functions with little technical knowledge needed. With this acquisition, Sun expects to accelerate its move into the server appliance arena -- projected to grow to $15.8 billion by 2003, according to Dataquest.

What the Cray deal in 1995 was to our high-end server line, Cobalt is to the low end -- a golden opportunity to grow the business.

Cobalt's products enable Sun to expand its' service provider product offering to form the basis for Sun's server appliance strategy.

Sun will be able to offer to its customers a product line from turnkey appliances to massively scalable data-center solutions with price points from less than $1,000 to over $1M.

Why Cobalt?

For starters, Cobalt is a leader in the server appliance arena, which will give Sun instant presence in this fast-growing area.



This deal is synergistic for many reasons. For instance, Cobalt is focused on service providers, as is Sun, and Cobalt has leading-edge products that complement Sun's.

Cobalt is also attractive to us because it has a world-class management team and top-notch employees with the know-how and engineering talent in server appliances.

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We believe this deal is good for Sun, good for Cobalt, and good for our customers.


It furthers our ability to help customers establish an online presence -- easily, cost-effectively, and reliably -- as Cobalt's award-winning low-end server appliance line is coupled with Sun's world-class customer service and integrated product portfolio.

What's more, Cobalt customers will have the resources of a Fortune 100 company, along with all its service-provider and channel partners, at their disposal.

After the deal closes, existing products from Cobalt will be sold by Sun's sales force and future product plans will be developed.

With Sun's R&D resources, mature business infrastructure, global presence and massive sales force, we expect to accelerate the adoption of Cobalt's products and place Sun firmly at the front of the appliance server arena.

It is now my pleasure to introduce Stephen DeWitt

COBALT CEO:

Thanks Ed. Very pleased to be here.

First let me talk a little about who Cobalt is and what we do.

Cobalt was founded in 1996 and now has nearly 300 employees and 4,000 customers worldwide. Our product line is in its fourth generation, and approximately 50% of our business comes from outside of North America.

Like Sun, Cobalt has been focused on service providers. Also, Cobalt's vision and products are complementary with Sun's.

Much like Sun's vision of connecting anyone, anywhere, anytime, on any device, Cobalt started with the goal of bringing the power of the Internet to every person or organization who needs it -- with ease and at an economical price.

The ubiquity of the Internet has created an unprecedented opportunity for the democratization of technology. Cobalts goal was to address this opportunity by creating turnkey, cost-effective products that leverage the power of the Internet not just for the Fortune 1000, but for the Global Five Million.

Small to mid-size organizations such as businesses, workgroups, branch offices, educational institutions, web designers, and network application developers want an easy-to-use, integrated, cost-effective way to establish an online presence quickly.

They can do this by deploying a Cobalt product on their premises, or by outsourcing the service from a hosting provider. In either case, their requirements are straightforward: they need access to a variety of network services, simply and economically.

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Server appliances are the solution. They are network-based devices optimized to perform a finite set of related server functions. They are deployed quickly, require little technical knowledge, and enable the user to create a Web presence easily and cost-effectively. In minutes, the user has access to a full range of Internet/intranet services such as e-mail, web hosting, web publishing, discussion groups, firewall, file sharing, caching, and storage.

The simplicity and economics of Cobalts products have driven rapid adoption worldwide. All of Cobalt's products require less than 15 minutes to install and are administered from anywhere through a simple browser-based tool. They are a fraction of the price of high-powered servers, allow for plug-in applications, and are highly reliable.

Along with end users, service providers have adopted Cobalt's products at an impressive pace. In fact, there are some service providers with over 1,000 Cobalt products installed in their data center already. They have found that Cobalts products enable them to tap new massive markets while producing a return on investment very quickly.

End users receive the benefits instantaneously. Service providers can generate a rapid return-on-investment. For these two core reasons, Cobalt has had tremendous success in this marketplace.

Cobalts products have won a vast number of industry awards worldwide. In a relatively short period of time Cobalt has shipped tens of thousands of units around the world. In fact, in an achievement that is testimony to the uniqueness of the design, the Cobalt Qube has been ensconced in the German Museum of Modern Art.

Finally, as Ed said we share many of the same Cobalt chip customers. AT&T, Korea Telecom, NTT DoCoMo, and France Telecom are a few examples. The symbiosis of our two companies is tremendous.

This is a great day for our companies, our employees and our customers.

With Cobalt's incredible products and Sun's 10,000 person sales force, strong service organization, and world-class customer base, we should be able to blow the doors off this incredible market opportunity.

Let me now turn it back over to Ed.


ED ZANDER:

So there it is. Let me sum this all up by giving you the main benefits of this deal for Sun and our customers.

First, this is a natural fit for Sun and will combine the strengths of two great companies with common vision, extend our product line and accelerate our lead in the server appliance marketplace.

Second, Cobalt's products will benefit from the R&D resources of Sun, a $16B technology provider of infrastructure for network computing.

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Third, we're excited about how this deal will enhance our ability to meet the needs of our customers.

JOHN LOIACONO:

Thank you, Ed. That completes the formal section of this call. We can now take questions for the remainder of the time available. Operator.

OPERATOR:

Operator handles calls announcing people by name.

 --- END CONFERENCE CALL ---


Additional Information: Sun plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Cobalt expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Sun , Cobalt, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Sun and Cobalt file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Sun and Cobalt at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Sun's and Cobalt' filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Cobalt, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cobalt stockholders in favor of the adoption of the merger agreement. A description of any interests that Cobalt's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.